FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

May 31, 2008

ITEM 3   News Release:

A press release was issued on June 4, 2008 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced a further extension of the redemption date of its $40.24 million principal amount of its 10% Senior Subordinated Convertible Notes.

.ITEM 5   Full Description of Material Change:

JED announced signing a Note Amending Agreement on May 31, 2008 with the holders a majority of the

$40.24 million principal amount of it’s 10% Senior Subordinated Convertible Notes (“Notes”) to extend the Maturity Date of the Notes to June 30, 2008 for the purposes of completing the credit facility offered by a Canadian Chartered Bank.  JED agreed to issue 400,000 common shares to the holders of the Notes as an additional extension fee.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia Johnston, V.P., Legal & Corporate Affairs
(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on June 4, 2008.